Grandview Gold Inc.

(An Exploration Stage Company)

Interim Financial Statements

(Unaudited)

For the Three and Nine Months Ended February 29, 2008

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim financial statements of Grandview Gold Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the May 31, 2007 audited financial statements. Only changes in accounting policies have been disclosed in these unaudited interim financial statements. Management acknowledges responsibility for the preparation and presentation of the period end unaudited interim financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the period end unaudited interim financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the period end unaudited interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the period end unaudited interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Notice to Reader

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Balance Sheets
(Expressed in Canadian Dollars)

	February 29,	May 31,
(Unaudited)	2008	2007

Assets

Current assets
Cash and cash equivalents	$924,008	$1,299,277
Short term investments	1,003,035	-
GST and sundry receivable	23,905	221,931
Prepaid expenses	135,820	158,692
Exploration advances, net	-	312,491

	2,086,768	1,992,391

Reclamation bond	12,923	-

Due from a related party (Note 9(vi))	90,000	90,000

Mining interests	10,193,807	7,134,618

	$12,383,498	$9,217,009

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$95,950	$416,774

Shareholders' equity

Share capital (Note 4(b))	14,190,034	11,019,703
Warrants (Note 5)	3,790,022	2,611,614
Contributed surplus	4,630,344	3,356,344
Accumulated deficit	(10,322,852)	(8,187,426)

	12,287,548	8,800,235

	$12,383,498	$9,217,009

Nature of operations and going concern assumption (Note 1)

Commitments (Note 2)

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Nine Months Ended		exploration
	February 29,	February 28,	February 29,	February 28,	stage (March
(Unaudited)	2008	2007	2008	2007	26, 2004)

Expenses
Directors and management
stock-option compensation (Note 6)	$-	$131,500	$1,003,275	$1,302,187	$3,711,275
Investor relations, business development
and reporting issuer
maintenance costs (Note 6)	102,002	163,284	772,967	358,730	1,798,350
Management services	(15,197)	77,709	129,839	246,364	979,289
Professional fees	61,083	89,278	223,890	285,149	957,829
Office and administration	71,915	54,015	197,038	110,433	648,094
Flow-through interest expense	44,688	141,366	44,688	141,366	186,054
Write-down of marketable securities	-	9,766	-	9,766	25,000
Bad debt	-	-	-	-	1,235

	264,491	666,918	2,371,697	2,453,995	8,307,126

(Loss) before the under noted	(264,491)	(666,918)	(2,371,697)	(2,453,995)	(8,307,126)
Interest income	14,920	-	50,815	21,584	72,497
Forgiveness of debt	-	-	-	-	35,667
Site restoration costs	-	-	(30,000)	-	(30,000)
Failed merger costs	-	-	-	-	(170,000)

(Loss) before income taxes	(249,571)	(666,918)	(2,350,882)	(2,432,411)	(8,398,962)
Future income tax (recovery)	(215,456)	-	(215,456)	-	(1,510,358)

Net (loss) and comprehensive (loss)
for the period	$(34,115)	$(666,918)	$(2,135,426)	$(2,432,411)	$(6,888,604)

Basic (loss) per share (Note 7)	$0.00	$0.03	$0.06	$0.12

Diluted (loss) per share (Note 7)	$0.00	$0.03	$0.06	$0.12

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Nine Months Ended		exploration
	February 29,	February 28,	February 29,	February 28,	stage (March
(Unaudited)	2008	2007	2008	2007	26, 2004)

Share capital
Balance at beginning of period	$13,355,535	$9,543,301	$11,019,703	$9,543,301	$3,378,444
Private placements	1,464,550	1,559,999	4,950,150	1,559,999	17,569,000
Warrants valuation	(251,904)	(342,704)	(966,452)	(342,704)	(3,353,487)
Exercise of warrants	-	-	66,544	-	66,544
Exercise of warrants - valuation	-	-	36,673	-	36,673
Share issued for finders' fee	-	-	-	-	200,000
Debt conversion	-	-	-	-	100,000
Mineral properties acquisition	-	56,500	35,000	56,500	342,275
Cost of issue - cash laid out	(101,654)	(124,800)	(487,499)	(124,800)	(1,727,255)
Cost of issue - broker warrants
valuation	(61,037)	-	(248,629)	-	(746,002)
Cost of issue - finder options valuation	-	(90,205)	-	(90,205)	(165,800)
Flow-through cost of issue	(215,456)	-	(215,456)	-	(1,510,358)

Balance at end of period	$14,190,034	$10,602,091	$14,190,034	$10,602,091	$14,190,034

Shares to be issued
Balance at beginning of period	$-	$34,500	$-	$-	$-
Activity during the period	-	(34,500)	-	-	-

Balance at end of period	$-	$-	$-	$-	$-

Warrants
Balance at beginning of period	$3,477,081	$1,637,039	$2,611,614	$2,086,995	$-
Fair value of warrants issued from
private placements	312,941	342,704	1,215,081	342,704	4,265,289
Fair value of warrants issued for mineral
properties	-	277,627	-	277,627	184,750
Fair value of warrants exercised	-	-	(36,673)	-	(36,673)
Fair value of warrants expired	-	-	-	(449,956)	(623,344)

Balance at end of period	$3,790,022	$2,257,370	$3,790,022	$2,257,370	$3,790,022

Warrants to be issued
Balance at beginning of period	$-	$165,250	$-	$-	$-
Activity during the period	-	(165,250)	-	-	-

Balance at end of period	$-	$-	$-	$-	$-

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Nine Months Ended		exploration
	February 29,	February 28,	February 29,	February 28,	stage (March
(Unaudited)	2008	2007	2008	2007	26, 2004)

Contributed surplus
Balance at beginning of period	$4,630,344	$3,168,344	$3,356,344	$1,547,701	$25,000
Stock-option compensation	-	131,500	1,003,275	1,302,187	3,711,275
Stock-option compensation capitalized
to mineral properties	-	-	270,725	-	270,725
Finder's options	-	90,205	-	90,205	-
Fair value of expired warrants	-	-	-	449,956	623,344

Balance at end of period	$4,630,344	$3,390,049	$4,630,344	$3,390,049	$4,630,344

Accumulated deficit
Balance at beginning of period	$(10,288,737)	$(7,713,749)	$(8,187,426)	$(5,948,256)	$(3,434,248)
Net loss for the period	(34,115)	(666,918)	(2,135,426)	(2,432,411)	(6,888,604)

Balance at end of period	$(10,322,852)	$(8,380,667)	$(10,322,852)	$(8,380,667)	$(10,322,852)

Total Shareholders' Equity	$12,287,548	$7,868,843	$12,287,548	$7,868,843	$12,287,548

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Nine Months Ended		exploration
	February 29,	February 28,	February 29,	February 28,	stage (March
(Unaudited)	2008	2007	2008	2007	26, 2004)

Cash flows from operating activities
Net (loss) for the period	$(34,115)	$(666,918)	$(2,135,426)	$(2,432,411)	$(6,888,604)
Items not involving cash:
Write-down of marketable securities	-	9,766	-	9,766	25,000
Forgiveness of debt	-	-	-	-	(35,667)
Write-off of bad debts	-	-	-	-	1,235
Stock-option compensation (Note 6)	-	131,500	1,162,525	1,302,187	3,870,525
Future income tax recovery	(215,456)	-	(215,456)	-	(1,510,358)
Accrued interest income	(9,889)	-	(28,035)	-	(28,035)
Changes in non-cash operating working
capital:
GST and sundry receivable	127,561	(42,046)	198,026	(73,479)	(23,415)
Prepaid expenses	73,807	(47,302)	22,872	(182,670)	(135,820)
Accounts payable and accrued
liabilities	(41,865)	184,710	(320,824)	67,369	102,119

Cash flows (used in) operating
activities	(99,957)	(430,290)	(1,316,318)	(1,309,238)	(4,623,020)

Cash flows from financing activities
Repayment of loans from related parties	-	-	-	-	(28,594)
Share/warrant issuance	1,464,550	1,559,999	5,016,694	1,559,999	17,635,544
Cost of issuance	(101,654)	(124,800)	(487,499)	(124,800)	(1,727,255)
Proceeds from loan	-	-	-	-	175,000
Repayment of loan	-	-	-	-	(75,000)

Cash flows from financing activities	1,362,896	1,435,199	4,529,195	1,435,199	15,979,695

Cash flows from investing activities
Purchase of reclamation bond	205	-	(12,923)	-	(12,923)
Redemption (purchase) of short term
investments	-	-	(975,000)	-	(975,000)
Exploration advances	-	189,079	312,491	251,325	-
Expenditures on mining interests	(492,472)	(660,890)	(2,912,714)	(3,006,595)	(9,354,745)
Due from a related party	-	-	-	(90,000)	(90,000)

Cash flows from (used in) investing
activities	$(492,267)	$(471,811)	$(3,588,146)	$(2,845,270)	$(10,432,668)

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Nine Months Ended		exploration
	February 29,	February 28,	February 29,	February 28,	stage (March
(Unaudited)	2008	2007	2008	2007	26, 2004)

Change in cash and cash equivalents
during the period	$770,672	$533,098	$(375,269)	$(2,719,309)	$924,007

Cash and cash equivalents,
beginning of period	153,336	550,393	1,299,277	3,802,800	1

Cash and cash equivalents,
end of period	$924,008	$1,083,491	$924,008	$1,083,491	$924,008

Cash and cash equivalents
consist of:
Cash	$924,008	$1,083,491	$924,008	$1,083,491	$924,008

Supplement schedule of non-cash transactions
Share issuance included in mining
interest	$-	$22,000	$35,000	$56,500	$542,275
Warrant issuance included in mining
interest	$-	$112,377	$-	$277,627	$184,750
Stock-option compensation included
in mining interest	$-	$-	$270,725	$-	$270,725

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Mineral Properties
(Expressed in Canadian Dollars)

					Cumulative
	Three Months Ended		Nine Months Ended		from date of
	February 29,	February 28,	February 29,	February 28,	inception
(Unaudited)	2008	2007	2008	2007	of projects

Pony Creek Carlin Trend Project,
Nevada, USA
Balance, beginning of period	$5,580,151	$3,962,108	$4,386,457	$1,881,582	$-

Drilling, assays and related field
work	44,418	198,611	939,803	2,089,756	4,544,104
Project administration and general	4,102	9,062	15,482	62,195	57,313
Property acquisition and holding
costs	-	30,572	286,929	166,820	1,027,254

Total expenditures during the period	48,520	238,245	1,242,214	2,318,771	5,628,671

Balance, end of period	5,628,671	4,200,353	5,628,671	4,200,353	5,628,671

Red Lake Gold Camp, Ontario, Canada
Balance, beginning of period	2,388,849	1,204,811	1,531,160	1,074,803	-

Drilling, assays and related field work	375,562	31,659	1,158,251	135,417	2,266,981
Property acquisition and holding
costs	-	45,000	75,000	71,250	497,430

Total expenditures during the period	375,562	76,659	1,233,251	206,667	2,764,411

Balance, end of period	2,764,411	1,281,470	2,764,411	1,281,470	2,764,411

Rice Lake Gold Camp, Manitoba, Canada
Balance, beginning of period	1,003,811	574,552	668,597	459,381	-

Drilling, assays and related field work	70,540	(185)	405,754	110,832	692,038
Property acquisition and holding
costs	-	89,377	-	93,531	382,313

Total expenditures during the period	70,540	89,192	405,754	204,363	1,074,351

Balance, end of period	1,074,351	663,744	1,074,351	663,744	1,074,351

Rocky Ridge Gold Property, Manitoba, Canada
Balance, beginning of period	728,524	219,750	548,404	-	-

Drilling, assays and related field work	(2,150)	391,171	177,094	391,171	592,998
Project administration and general	-	-	876	-	876
Property acquisition and holding
costs	-	-	-	219,750	132,500

Total expenditures during the period	(2,150)	391,171	177,970	610,921	726,374

Balance, end of period	726,374	610,921	726,374	610,921	726,374

	$10,193,807	$6,756,488	$10,193,807	$6,756,488	$10,193,807

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

1.	Nature of operations and going concern assumption

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by Canadian Institute of Chartered Accountants ("CICA") Handbook effective March 26, 2004 onwards.

These statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The Company's ability to continue its operations is dependent upon obtaining necessary financing to complete the development of its mineral interests and/or the realization of the proceeds from the sale of one or more of its mineral interests. These financial statements do not include adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue in business.

2.	Basis of presentation and accounting policies

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and nine months ended February 29, 2008 may not necessarily be indicative of the results that may be expected for the year ending May 31, 2008.

The balance sheet at May 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited financial statements for the year ended May 31, 2007, except as noted below. For further information, refer to the audited financial statements and notes thereto for the year ended May 31, 2007.

Refer to Note 13 of the May 31, 2007 audited financial statements for the Company's commitments. The Company is also committed to spending approximately $742,950 by December 31, 2008 as part of flow-through funding agreements completed during the period.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

2.	Basis of presentation and accounting policies (Continued)

Accounting Changes

Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The Company has adopted these new standards effective June 1, 2007.

Financial instruments, comprehensive income and hedges

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, 3861, "Financial Instruments - Disclosure and Presentation" and 3865, “Hedges”. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods are not restated. The Company has adopted these new standards effective June 1, 2007.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

• All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
•

All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and

• All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustments as part of other comprehensive income. Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Under adoption of these new standards, the Company designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. GST and sundry receivable, exploration advances and due from a related party are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

2.	Basis of presentation and accounting policies (Continued)

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective November 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual financial statements for the Company's reporting period beginning on June 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

International Financial Reporting Standards [“IFRS”]

In January 2006, the CICA’s Accounting Standards Board ["AcSB"] formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability ["PAEs"]. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. A calendar year end public company will be required to have prepared, in time for its first quarter 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

3.	Mining interests

On a quarterly basis, management of the Company reviews exploration expenditures to ensure mining interests include only costs and projects that are eligible for capitalization.

For a description of mining interests, refer to Note 5 of the audited financial statements as at May 31, 2007. Specific changes to mining interests that occurred from June 1, 2007 to February 29, 2008 are as follows:

On June 18, 2007, the Company amended the option agreement with EMCO Corporation SA ("EMCO") relating to the Sanshaw-Bonanza gold property. The Company has agreed to increase the expenditures required to be incurred on or before August 31, 2008 to $500,000 and to issue to EMCO 100,000 common shares in the capital of the Company as consideration for the amended agreement (issued and valued at $35,000).

On June 20, 2007, the Company announced that it has fulfilled the terms of its option agreement with Mill City relating to the Company’s right to earn an undivided 60% interest in the 28 square-mile Pony Creek/Elliott Dome property (the “Property”) located on the Carlin Trend in north central Nevada.

Under the terms of the option agreement with Mill City, dated April 14, 2005 (the “Option Agreement”), the Company had a right to earn an undivided 60% interest in the Property by spending US$3,500,000 over three years. The Company recently presented a detailed accounting of its US$3,500,000 exploration program completed to date, as well as plans for exploration moving forward.

Mill City accepted in writing on June 20, 2007, the Company’s earn-in and further, Mill City has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 40% participating interest to a 20% carried interest, up to and including the date on which the Bankable Feasibility Study is completed by the Company. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of the Company’s earn in, immediately converts the Company’s 60% interest to an 80% interest in the Property.

On October 17, 2007, the Company announced that it has fulfilled the terms of its option agreement with Fronteer Development Group Inc (“Fronteer”) relating to the Company’s right to earn an undivided 51% interest in the Dixie Lake property (the “Property”) located in Ontario’s Red Lake Gold District .

Under the terms of the option agreement with Fronteer Development Group, dated August 26, 2005 (the “Option Agreement”), the Company had a right to earn an undivided 51% interest in the Property by spending US$300,000 over three years, making $75,000 in cash payments and issuing 40,000 shares to the underlying vendor. The Company recently presented a detailed accounting of its US$1,711,000 exploration program completed to date, as well as plans for exploration moving forward.

Fronteer accepted in writing, the Company’s earn-in and further, Fronteer has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in the Property.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

4.	Share capital

(a) Authorized

Unlimited number of common shares.

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non- participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

(b) Issued

	Number of
	shares	Amount

Balance, May 31, 2007	24,841,890	$11,019,703
Private placements ((i) (ii) (iii))	11,169,000	4,950,150
Warrants valuation ((i) (ii))	-	(966,452)
Mineral property acquisition	100,000	35,000
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(487,499)
Cost of issue - broker warrants valuation ((i) (ii))	-	(248,629)
Flow-through cost of issue (iv)	-	(215,456)

Balance, February 29, 2008	36,258,765	$14,190,034

(i)

On July 6, 2007, the Company closed a brokered private placement with Bolder Investment Partners, Ltd. (the "Agent") . The brokered placement resulted in the issuance by the Company of a total of 8,589,000 units in the capital of the Company (the “Units”) at a purchase price of $0.40 per Unit for gross proceeds of $3,435,600. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company at a price of $0.65 for a period of 24 months from closing.

The fair value of the 4,294,500 common share purchase warrants has been estimated to be $704,298 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

In connection with the brokered placement, the Company paid a cash fee to the Agent of 8% of the gross proceeds raised for total of $274,848 and also issued broker options to acquire 8% of the total number of Units issued at a price of $0.40 per Unit for a period of 24 months from closing. In addition, the Company also paid a cash work fee of $7,500 for certain services of the Agent.

The fair value of the 687,120 broker options has been estimated to be $145,670 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

4.	Share capital (Continued)

	(i)	(Continued) The Company also closed a non-brokered placement on the same terms as the brokered placement for an additional 125,000 Units and further proceeds of $50,000.

Other costs associated to the private placements amounted to $103,497.

The fair value of the 62,500 common share purchase warrants has been estimated to be $10,250 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk- free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

(ii)

On December 21, 2007, the Company closed a brokered private placement (the "Brokered Placement") with Bolder Investment Partners, Ltd. (the "Agent"). The Brokered Placement resulted in the issuance of 1,312,000 units in the capital of the Company (the "Units) at a purchase price of $0.55 per Unit for gross proceeds of $721,600 and 605,000 flow-through shares at a purchase price of $0.65 per share for gross proceeds of $393,250. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company at a price of $0.70 for a period of 24 months from closing.

The fair value of the 656,000 common share purchase warrants has been estimated to be $251,904 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.85%, dividend yield of 0%, expected stock volatility of 144.80% and an expected life of 24 months.

In connection with the Brokered Placement, Grandview paid a cash fee to the Agent of 8% of the gross proceeds raised for a total of $89,188 and also issued broker options to acquire 8% of the total number of Units issued under the Brokered Placement at a price of $0.60 per Unit for a period of 24 months from closing.

The fair value of the 153,360 broker options has been estimated to be $61,037 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.85%, dividend yield of 0%, expected stock volatility of 144.80% and an expected life of 24 months.

Other costs associated to the private placements amounted to $12,466.

(iii)

On December 28, 2007, the Company closed a non-brokered private placement (the "Non-Brokered Placement"). The Non-Brokered Placement resulted in the issuance by the Company of a total of 538,000 flow-through shares (the “Flow-Through Shares”) at a purchase price of $0.65 per Flow-Through Share for gross proceeds of $349,700 under the Non-Brokered Placement.

(iv)

During the period from January 1, 2007 to December 31, 2007, the Company issued an aggregate of 1,143,000 flow-through common shares for total proceeds of $742,950. Exploration expenditures of $742,950 were renounced effective December 31, 2007. The renunciation created a future income tax recovery of approximately $215,456, which was allocated as a cost of issuing the flow-through shares.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

5.	Warrants

The following is continuity of warrants for the period ended February 29, 2008

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2007	6,581,583	$1.18
Issued (Note 4(b))	5,853,480	0.62
Issued (1)	73,937	0.65
Exercised	(147,875)	0.45

Balance, February 29, 2008	12,361,125	$0.92

(1) 147,875 warrants at a price of $0.45 expiring March 16, 2009 were exercised. These warrants had a step-up feature resulting in the creation of 73,937 new warrants with an exercise price of $0.65 expiring on March 16, 2009. The fair value of the 73,937 warrants has been estimated to be $41,922 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.33%, dividend yield of 0%, expected stock volatility of 135.1% and an expected life of 1.5 years.

The following are the warrants outstanding at February 29, 2008:

	Number of	Fair	Exercise	Expiry
	Warrants	Value	Price	Date

	250,000	$78,000	$1.00	November 29, 2008
	1,199,999	284,400	1.40	December 22, 2008
	240,000	85,200	0.65	December 22, 2008
(2)	350,000	74,550	0.70	February 28, 2009
	1,698,937	381,547	0.65	March 16, 2009
	177,125	43,927	0.45	March 16, 2009
	1,992,987	1,335,301	1.75	March 27, 2009
	398,597	301,738	1.10	March 27, 2009
	4,357,000	714,548	0.65	July 6, 2009
	687,120	145,670	0.40	July 6, 2009
	656,000	251,904	0.70	December 21, 2009
	153,360	61,037	0.60	December 21, 2009
	200,000	32,200	1.40	February 8, 2010

	12,361,125	$3,790,022

(2) The Company received approval from the Toronto Stock Exchange to extend the expiry date of 350,000 common share purchase warrants (the "Warrants") issued by it on April 2, 2007. The Warrants were issued in connection with the acquisition by the Company of two properties commonly known as the Angelina and Banksian properties from McKeena Gold Inc. ("McKeena"), which is at arm's length to Grandview. The Warrants were originally scheduled to expire on February 28, 2008 but will now expire on February 28, 2009. Grandview determined to extend the expiry date of the Warrants as it had not been able to divert exploration resources to the two properties prior to the original expiry date. The Warrants continue to have an exercise price of $0.70.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

6.	Stock options

The following is continuity of stock options for the period ended February 29, 2008 :

	Number of	Weighted Average
	Stock Options	Exercise Price

Balance, May 31, 2007	2,850,000	$1.22
Granted (1)	2,000,000	0.68
Expired/cancelled	(975,000)	1.17

Balance, February 29, 2008	3,875,000	$0.96

(1) On September 28, 2007, the Company granted an aggregate of 2,000,000 options to directors, officers, geologists and consultants of the Company at an exercise price of $0.68 for a period of five years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $1,274,000. In determining this value, the following assumptions were used: risk-free interest rate of 4.20%, dividend yield of 0%, expected stock volatility of 161.6% and an expected life of 5 years. For the nine months ended February 29, 2008, the fair value was allocated as follows: directors and management stock-option compensation - $1,003,275, consulting fees capitalized to mining interests - $111,475 and investor relations -$159,250.

The following are the stock options outstanding and exercisable at February 29, 2008:

	Number	Weighted Average
Expiry Date	of Options	Exercise Price	Fair Value
October 1, 2009	600,000	1.00	$457,200
December 20, 2009	75,000	1.10	62,850
January 6, 2011	150,000	1.25	117,150
April 3, 2011	550,000	1.80	662,750
October 31, 2011	500,000	1.00	365,000
September 27, 2012	2,000,000	0.68	1,274,000
	3,875,000		$2,938,950

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

7.	Basic and diluted (loss) earnings per share

	Three Months Ended		Nine Months Ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007

Numerator for basic (loss) earnings per share	$(34,115)	$(666,918)	$(2,135,426)	$(2,432,411)

Numerator for diluted (loss) earnings per share	(34,115)	(666,918)	(2,135,426)	(2,432,411)

Denominator:
Weighted average number of common
shares - basic	35,645,781	20,899,548	33,191,201	19,691,111

Weighted average number of common
shares - diluted	35,645,781	20,899,548	33,191,201	19,691,111

Basic and diluted (loss) earnings per share	$0.00	$0.03	$0.06	$0.12

Diluted (loss) earnings per share, reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, and the conversion of convertible securities. However, the effect of outstanding warrants and stock options is not calculated as the effect would be anti-dilutive.

8.	Segmented information

The Company's operates in one segment within the mining industry and two geographic segments.

	February 29,	May 31,
Assets	2008	2007

Canada	$6,754,827	$4,830,552
United States of America	5,628,671	4,386,457

Total	$12,383,498	$9,217,009

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

9.	Related party transactions not disclosed elsewhere

i)

On June 1, 2004, the Company entered into a management agreement with a company owned by its former President. For the three and nine months ended February 29, 2008, payments of $nil (three and nine months ended February 28, 2007 - $nil and $5,000) were included in management services expense. Management services expense also includes $nil (three and nine months ended February 28, 2007 - $nil and $6,422) in travel expenses paid to the former president and his company.

ii)

For the three and nine months ended February 29, 2008, $15,000 and $51,000 (three and nine months ended February 28, 2007 - $19,500 and $52,250) were paid to the former interim CEO and current chairman of the Company for consulting services.

iii)

For the three and nine months ended February 29, 2008, $55,500 and $130,500 (three and nine months ended February 28, 2007 - $63,250 and $75,750) were paid to the president and CEO of the Company for consulting services. Of these amounts, $100,500 and $130,500 (three and nine months ended February 28, 2007 - $nil) were capitalized to mining interests. Also, $6,000 and $18,000 (three and nine months ended February 28, 2007 - $6,000 and $8,000) in car and office allowances and $608 and $9,485 (three and nine months ended February 28, 2007 - $4,708 and $8,223) in travel expenses were paid.

iv)

For the three and nine months ended February 29, 2008, $nil (three and nine months ended February 28, 2007 - $10,000 and $70,000) was paid to a company for consulting services. The company is related to the Company because a director of the Company is affiliated with the company.

v)

For the three and nine months ended February 29, 2008, $21,000 and $60,333 (three and nine months ended February 28, 2007 - $nil and $21,000) in consulting fee were also paid or accrued to the Chief Financial Officer of the Company.

	vi)	The Company provided a loan of $90,000 to the president and CEO of the Company. The loan is unsecured, bears no interest and is due on October 31, 2009.

These transactions were in the normal course of operations and were measured at the exchange value which is represented the amount of consideration established and agreed to by the related parties.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP

The Company's interim financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's interim financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(h) in the fiscal 2007 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the periods ended February 29, 2008 and February 28, 2007, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the periods ended February 29, 2008 and February 28, 2007. Had the Company adopted (FASB) Statement 148 for 2004, there would be no effect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(d) of the audited annual financial statements for May 31, 2007, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments are carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and adjustments to the carrying value are shown as a component of shareholder's equity (if the securities are classified as available-for- sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company's accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP (Note 2).

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow- through share investors (see Note 10 of the audited annual financial statements for May 31, 2007). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Had the Company's balance sheets as at February 29, 2008 and May 31, 2007 been prepared using US GAAP, such balance sheets would be presented as follows:

	February 29, 2008	May 31, 2007

Assets

Current assets
Cash	$924,008	$1,299,277
Short term investments	1,003,035	-
GST and sundry receivable	23,905	221,931
Prepaid expenses	135,820	158,692
Exploration advances, net	-	312,491

	2,086,768	1,992,391

Reclamation bond	12,923	-
Due from a related party	90,000	90,000
Mineral property rights	2,039,497	1,677,568

	$4,229,188	$3,759,959

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$95,950	$416,774

Shareholders' equity

Share capital
Authorized - unlimited common shares
Issued
Common shares	15,700,392	12,314,605
Additional "paid in" capital	648,344	648,344
Warrants	3,790,022	2,611,614
Cumulative adjustments to marketable securities	(325,305)	(325,305)
Deferred stock-option compensation	3,982,000	2,708,000
Deficit accumulated before change to an exploration
stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(16,528,272)	(11,480,130)

	4,133,238	3,343,185

	$4,229,188	$3,759,959

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. Had the Company's statements of operations and deficit been prepared using US GAAP, such statements would have included cumulative-from-inception amounts in addition to amounts for the periods ended February 29, 2008, February 28, 2007 and February 28, 2006. Such statements under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
	Nine Months Ended			from date
	February 29	February 28	February 28	of inception
	2008	2007	2006	("March 26, 2004")

Expenses
General exploration	$2,697,260	$2,789,371	$1,650,648	$8,154,310
Management services	129,839	246,364	153,121	979,289
Investor relations, business
development and reporting
issuer maintenance costs	772,967	358,730	213,114	1,798,350
Bad debt	-	-	-	1,235
Professional fees	223,890	285,149	180,115	957,829
Office and administration	197,038	110,433	123,371	648,094
Flow-through interest expense	44,688	141,366	-	186,054
Gain on forgiveness of debt	-	-	-	(35,667)
Share based compensation	1,003,275	1,302,187	387,709	3,711,275
Failed merger costs	-	-	-	170,000
Site restoration costs	30,000	-	-	30,000

(Loss) before the under noted	(5,098,957)	(5,233,600)	(2,708,078)	(16,600,769)
Interest income	50,815	21,584	-	72,497

Net (loss) for the period and
from date of inception	(5,048,142)	(5,212,016)	(2,708,078)	(16,528,272)

Comprehensive (loss) items:
Write-down of marketable securities	-	(9,766)	-	(25,000)

Comprehensive (loss) for the period	$(5,048,142)	$(5,221,782)	$(2,708,078)	$(16,553,272)

(Loss) per common share
Basic	$(0.15)	$(0.26)	$(0.20)
Diluted	$(0.15)	$(0.26)	$(0.20)

Comprehensive (loss) per
common share
Basic	$(0.15)	$(0.27)	$(0.20)
Diluted	$(0.15)	$(0.27)	$(0.20)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
Common Shares	Shares	US GAAP

Common shares before change to a exploration stage company and
as of May 31, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006	19,086,892	10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)

Balance, May 31, 2007	24,841,890	12,314,605

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued) Statements of Changes in Shareholders' Equity (Continued)

		Amount
		Under
Common Shares (Continued)	Shares	US GAAP

Balance, May 31, 2007	24,841,890	12,314,605
Private placements	11,169,000	4,950,150
Mineral property acquisition	100,000	35,000
Warrants valuation	-	(966,452)
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(487,499)
Cost of issue - broker warrants valuation	-	(248,629)

Balance, February 29, 2008	36,258,765	$15,700,392

Other changes in shareholders' equity are presented as follows:
Additional "paid in" capital

Balance, May 31, 2004 and 2005		$25,000
Expired warrants		173,388

Balance, May 31, 2006		198,388
Expired warrants		449,956

Balance, May 31, 2007 and February 29, 2008		$648,344

Warrants

Balance, May 31, 2004		$-
Issued		173,388

Balance, May 31, 2005		173,388
Issued		2,086,995
Expired		(173,388)

Balance, May 31, 2006		2,086,995
Issued		974,575
Expired		(449,956)

Balance, May 31, 2007		2,611,614
Issued		1,215,081
Exercised		(36,673)

Balance, February 29, 2008		$3,790,022

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued) Cumulative adjustments to marketable securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)

Balance, May 31, 2002	(206,725)
Comprehensive loss items	(88,580)

Balance, May 31, 2003	(295,305)
Comprehensive loss items	(5,000)

Balance, March 26, 2004	(300,305)
Comprehensive loss items	(15,234)

Balance, May 31, 2005 and May 31, 2006	(315,539)
Comprehensive loss items	(9,766)

Balance, May 31, 2007 and February 29, 2008	$(325,305)

Deferred stock-option compensation

Balance, May 31, 2004	$-
Vesting of stock options	775,613

Balance, May 31, 2005	775,613
Vesting of stock options	573,700

Balance, May 31, 2006	1,349,313
Vesting of stock options	1,358,687

Balance, May 31, 2007	2,708,000
Vesting of stock options	1,274,000

Balance, February 29, 2008	$3,982,000

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued) Deficit accumulated during the exploration stage

Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	(5,427,407)
Net loss	(6,052,723)

Balance May 31, 2007	(11,480,130)
Net loss	(5,048,142)

Balance, February 29, 2008	$(16,528,272)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Had the Company's statements of cash flows been prepared using US GAAP, such statements would have included cumulative from inception amounts in addition to amounts for the periods ended February 29, 2008, February 28, 2007 and February 28, 2006. Such statements under US GAAP are as follows:

Statements of Cash Flows

				Cumulative
	Nine Months Ended			from date
	February 29	February 28	February 28	of inception
	2008	2007	2006	("March 26, 2004")

Cash flows from operating activities
Net loss for the period	$(5,048,142)	$(5,212,016)	$(2,708,078)	$(16,528,272)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Stock-option compensation	1,274,000	1,302,187	387,709	3,982,000
Accrued interest income	(28,035)	-	-	(28,035)
Change in non-cash operating
working activities:
GST and sundry receivable	198,026	(73,479)	(82,401)	(29,085)
Prepaid expenses	22,872	(182,670)	(25,575)	(130,150)
Due from a related party	-	(90,000)	-	(90,000)
Accounts payable and accrued
liabilities	(320,824)	67,369	223,469	102,681

Cash flows (used in) operating
activities	(3,902,103)	(4,188,609)	(2,204,876)	(12,755,293)

Cash flows from financing activities
Loans to related parties	-	-	-	(28,594)
Share/warrant issuance	5,016,694	1,559,999	3,761,780	17,635,544
Cost of issue	(487,499)	(124,800)	(382,944)	(1,727,255)
Proceeds from loan	-	-	100,000	175,000
Repayment of loan	-	-	-	(75,000)

Cash flows from financing
activities	4,529,195	1,435,199	3,478,836	15,979,695

Cash flows from investing activities
Purchase of reclamation bond	(12,923)	-	-	(12,923)
Purchase of short term
investments	(975,000)	-	-	(975,000)
Exploration advances	312,491	251,325	-	-
Purchase of mineral property rights	(326,929)	(217,224)	(399,199)	(1,312,472)

Cash flows (used in) investing
activities	(1,002,361)	34,101	(399,199)	(2,300,395)

Change in cash and cash
equivalents during the period	(375,269)	(2,719,309)	874,761	924,007
Cash and cash equivalents,
beginning of period	1,299,277	3,802,800	244,067	1

Cash and cash equivalents,
end of period	$924,008	$1,083,491	$1,118,828	$924,008

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued) Statements of Cash Flows (Continued)

				Cumulative
	Nine Months Ended			from date
	February 29	February 28	February 28	of inception
	2008	2007	2006	("March 26, 2004")

Supplement schedule of non-cash transaction
Share issuance included in mining
interest	$35,000	$56,500	$-	$542,275
Warrant issuance included in
mining interest	$-	$277,627	$-	$184,750

Recent US GAAP accounting pronouncements

In March 2004, the FASB ratified a consensus reached by the Emerging Issues Task Force ("EITF") on issue No. 04-2 entitled "Whether Mineral Rights are Tangible or Intangible Assets". This consensus requires that costs to acquire mineral rights (defined as the legal rights to explore, extract and retain at least a portion of the benefits from mineral deposits) as tangible assets. This consensus was effective for years beginning after March 2004 and has been applied in the May 31, 2005 balance sheet. Prior to the adoption of this consensus, the Company accounted for mineral rights costs with exploration costs as expense when incurred.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Company was required to adopt FIN 47 during the year ended May 31, 2007; the implementation did not have any effect on the Company's financial statements as the Company does not yet have significant assets which the Company is obligated to retire.

In March 2005, the FASB ratified a consensus reached by the EITF on the issue No. 04-6 entitled "Accounting for Stripping Costs Incurred during Production in the Mining Industry". This Consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine. The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred. This consensus is required to be adopted in the fiscal year ending May 31, 2007. This consensus has no effect on the financial statements since the Company is not yet in the production phase.

In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections, effective for accounting changes and error corrections made in the fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The adoption of this accounting principle had no effect on the financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 29, 2008
(Expressed in Canadian Dollars)
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements (Continued)

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company does not expect a material effect on the financial statements from the adoption of this standard.

In September 2006, the FASB issued Statement 157 "Fair Value Measurements". Statement 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, that the adoption of Statement 157 "Fair Value Measurements" will have on the financial statements.

In February 2007, the FASB issued Statement 159 "Fair Value Option". Statement 159 will become effective for financial statements issued for fiscal years beginning November 15, 2007, and interim periods within those fiscal years. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement for accounting for financial instruments. The Company is currently evaluating potential impact, if any, that the adoption of Statement 159 "Fair Value Option" will have on the statements.